United States securities and exchange commission logo





                          September 2, 2022

       Pankaj Mohan, Ph.D.
       Chief Executive Officer and Chairman
       Sonnet BioTherapeutics Holdings, Inc.
       100 Overlook Center, Suite 102
       Princeton, New Jersey 08540

                                                        Re: Sonnet
BioTherapeutics Holdings, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed August 31,
2022
                                                            File No. 333-267171

       Dear Dr. Mohan:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Joshua
Gorsky at 202-551-7836 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Steven M. Skolnick,
Esq.